September 11, 2006




Tia Jenkins
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-7010

	Re:  Sunburst Acquisitions V, Inc
	     Form 10-KSB for the Fiscal Year Ended april 30, 2005
  	     Form 10-QSB for the Fiscal Quarter Ended January 31, 2006 File No. 000-24483


Dear Ms. Jenkins:

	We are in receipt of your letter dated August 28, 2006 in which you offer comments on the above referenced reports. Your letter requests that Sunburst Acquisitions V (the "Company") respond to your comments within ten (10) business days (i.e., on or before September 11, 2006).

	At this time we are able to respond to most of the comments in your letter of August 28, 2006 with exception to the filing of the April 30, 2006 10-KSB due to time constraints. We believe that the 10KSB can be filed no later than October 26, 2006. The remainder of the responses are as follows with references to the subtitles and paragraph numbers as they appear in your letter:


Form 10-KSB/ F-1 for Fiscal Year Ended April 30, 2005
-----------------------------------------------------

1. We had the auditor resend his report with the original date of the letter inserted and this information is included in the amended 10-KSB.

Form 10-KSB/Item 8A. Controls and Procedures
--------------------------------------------

2.	We omitted the reference to "these objectives" and everything after the word "effective". Also, we stated that the controls and procedures provide "reasonable assurance" and included that it was the Directors responsibility to disclose the effectiveness of these controls. In the last sentence we state that no changes were made to these internal controls within the last 90 days. The only real controls for this non-operating company have to do with cash, and we added a sentence stating this.


Form 10-QSB/Item 3 for Quarter Ended January 31, 2006
-----------------------------------------------------
3.	We omitted the statement "there can be no assurance that any design will succeed in achieving its stated goals" and added that the disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that it was the Directors responsibility that the controls and procedures are effective at this reasonable assurance level.

4.	We revised this paragraph by saying there has not been any
changes to the disclosure controls and procedures within the last quarter (90 days) of this filing.

Other Regulatory
----------------

5.	We have recently engaged our independent registered public
accounting firm to conduct the audit of April 30, 2006. The 10-KSB will be filed as soon as the audit is complete. We anticipate that this will be within the next 30-45 days.







					Very truly yours,

					Sunburst Acquisitions V, Inc.





                                        By:  /s/ Terence Ho
						 Terence Ho
                                                 Director